
KENTUCKY
BOURBON
WHISKEY
1ST RELEASE
Free to live the life you choose.
UNBRIDLED

INVEST IN **UNBRIDLED**

Revolutionizing Bourbon with Bold Craftsmanship and Aspirational Luxury

fortheunbridled.com Louisville, KY in

Female Founder | Alcohol & Vice | Ecommerce | Minority Founder

Highlights

1. Secured production with the first Black-owned distillery and master distiller; market-tested liquid
2. Market-tested liquid crafted to excel in the $10B bourbon industry
3. Unique Brand Heritage: Inspired by founder's family legacy: a horse trainer and a whiskey bootlegger
4. Led by a seasoned Founder with a dedicated team in spirits, marketing, and sales
5. Launching in high-potential markets, to meet consumer demand for unique experiences and luxury
6. Bourbon crafted to disrupt tradition and elevate status, appealing to consumers who value TASTE
7. UNBRIDLED blends heritage with modern luxury, appealing to both connoisseurs and new drinkers
8. Targeting dynamic disruptors, mixing strong branding with industry expertise to deliver high returns

Featured Investor



Ashley Yancey

Syndicate Lead

Follow

Invested $10,000

I am a storyteller who loves inspiring others, embarking on creative adventures, and taking on bold new challenges.

"I'm investing in Unbridled because it feels rare to see a company in the spirits space that's genuinely thinking about legacy, storytelling, and craft—not just slapping a label on a bottle and hoping for the best. When I came across Unbridled, what stood out to me immediately was the sense of purpose behind the brand. Yes, it's a premium Kentucky bourbon, but it's also rooted in something much deeper: honoring Black history, hard work, and resilience in an industry that hasn't always made space for that. For me, this investment is about more than a good product (though, let's be clear, the product is good—beautifully made, thoughtful, and intentional). It's about the team's commitment to showing up with authenticity, creating something that's built to last, and celebrating a culture of excellence. I love that the brand is unapologetically telling its own story, rooted in family history and hard-won experience, and that it's inviting people to be part of something that feels bigger than just what's in the glass. I'm also thinking about the opportunity here from a market standpoint. Bourbon is a booming space, but it's also crowded, and the brands that are breaking through now are the ones that stand for something real. People want to connect with what they're drinking. They want to feel proud of what's on their bar cart or what they're gifting to a friend. Unbridled has the kind of foundation that makes that connection easy—it's personal, it's bold, and it's carving out a space that hasn't been fully tapped yet. At the end of the day, I invested because I believe in what Unbridled is building. I believe in the vision, the team, and the commitment to doing this the right way. I'm proud to back a Black-owned business that's pushing for more representation in the spirits industry and doing it with quality and integrity at the center. To me, this is exactly the kind of company worth betting on, and I'm excited to be along for the ride."

Our Team



India ROBINSON Founder

Born and raised in Kentucky, India always had a deep connection with bourbon. With over a decade in the U.S. spirits industry, India transformed multiple brands through her expertise in 360-degree marketing strategies (Martell, Jameson, Perrier Jouët)



Thoalfiqar Abbas Operations

Thoalfiqar is a spirits expert with unparalleled mastery in distillation, fermentation, and sensory innovation. His precision and leadership set the standard for quality in premium beverage production; he ensures every bottle is bottled with excellence



Jeremy Spencer Sales

Experienced sales and industry expert, specializing in premium spirits and innovative beverage solutions. With a background in hospitality & a deep understanding of the cocktail market, he brings valuable expertise, riving strategic sales and brand growth

Holy Studio Design Team

Award-winning design studio behind UNBRIDLED's luxury branding. Their unique approach blends storytelling with modern craftsmanship to create premium, bold designs that bring the brand's heritage and future vision to life

Join Us in Redefining the Future of Bourbon—Be Part of the Revolution!

UNBRIDLED INSPIRATION

Freedom in a Bottle. Legacy in Every Sip.

UNBRIDLED is deeply rooted in Founder India Robinson's extraordinary family legacy. Her great-great-grandfather, a Nigerian man who trained horses after being freed from slavery, and her great-grandfather, a whiskey bootlegger and sharecropper, both embody unrestrained success. Their journeys inspired Robinson's vision. With her experience in the liquor industry and a history of disruption, India recognizes bourbon's untapped potential. UNBRIDLED answers that call, blending rich heritage with modern craftsmanship to redefine luxury and inspire a bold, new generation of spirits lovers.


UNBRIDLED

UNBRIDLED celebrates the unrestrained success of dreamers, past and present. With every sip, we honor history while inspiring future visionaries.

UNBRIDLED: THE SPIRIT OF A NEW ERA

At UNBRIDLED, we honor bourbon's deep-rooted heritage while reshaping its narrative for today's discerning drinkers. Driven by our core values—Aspiration, Status, and Taste—we aim to celebrate bourbon's versatility, craftsmanship, and rich flavors, making it a drink that elevates every occasion.

WHY WE'RE DOING THIS - REVOLUTIONIZING BOURBON CULTURE


WE PROPOSE A SHIFT IN CONSUMPTION CULTURE
LEGACY
VERSATILITY AT ITS FINEST
RECLAIMING BOURBON'S LEGACY
A MOVEMENT TO SHIFT CULTURE
DON'T MISS OUT ON THE REVOLUTION

Bourbon deserves its seat at the table of luxury spirits. For too long, whiskey has been boxed into stereotypes—misunderstood as rustic or overly niche. We see bourbon differently. Its versatility, craftsmanship, and rich flavors make it the ultimate drink for every occasion, from celebratory milestones to quiet moments of reflection.

At UNBRIDLED, we're passionate about demystifying bourbon and presenting it as a symbol of status and culture. Our mission? To make bourbon the drink of choice for a new generation of trendsetters, collectors, and connoisseurs.

ACHIEVEMENTS AND QUANTIFIABLE MILESTONES

- **Heritage and Brand Story:** A rich narrative steeped in resilience and tradition, already resonating deeply with industry insiders and discerning drinkers, ultimately elevating brand authenticity
- **Strategic Partnerships:** Cultivating connections with industry leaders and leveraging exclusive events to build brand equity
- **Production Readiness:** Positioned for large-scale rollout, with SKUs aligned to diverse consumer preferences
- **Market Activation:** Set for aggressive market launch in key markets, Dallas, Houston, and Chicago
- **Premium Product Innovation**: Designed and developed a signature flavor profile and luxury bottle design, offering unparalleled craftsmanship to stand out in a crowded marketplace
- **Strategic Foundations in Key Markets**: Established relationships with key players in production, distribution, and retail, positioning the brand for scalable market entry

- **Experienced Leadership**: Built a management team with expertise in spirits production, sales, and marketing, ensuring operational and brand excellence

THE LIQUID IS AN EXPERIENCE

UNBRIDLED is more than a bourbon; it's an experience.

- **Taste Profile**: A bold yet smooth flavor crafted for versatility—whether sipped neat, on the rocks, or in cocktails.
- **Design Excellence**: A sleek, modern bottle with a gold horseshoe detail—a nod to our heritage and a promise of excellence.
- **Perfect Proof**: 100-proof, catering to both casual drinkers and seasoned collectors.

At UNBRIDLED, we take taste seriously. Bourbon's versatility and craftsmanship make it perfect for every occasion. Whether it's the excitement of a milestone or a quiet moment of reflection, UNBRIDLED brings rich flavors and heritage to the forefront of every celebration.



NOSE
SUBTLE OAKI-NESS, NUTMEG, VANILLA, AND COCOA BEAN
PALETE
CREAMY VANILLA, TOASTED ALMOND, CHERRY
FINISH
VELVETY SWEETNESS, WITH A HINT OF CINNAMON SPICE

LIQUID TESTIMONIALS FROM TASTING IN CHICAGO

"The liquid speaks for itself"

"Very approachable"

"The liquid is great!"

"Super Smooth"

"I'm not even a whiskey lover and I would drink this all the time"

"Oooh this is REALLY good"


UNBRIDLED
WHISKEY
SUGGESTED RETAIL PRICE
$60

EXQUISITE DESIGN: INNOVATIVE CRAFTSMANSHIP

The UNBRIDLED bottle is a testament to our commitment to quality and artistry. Every detail has been thoughtfully designed to convey our story and elevate the drinking experience:

- **Heritage-Driven Design**: The horse bit, integrated into the cap, symbolizes both resilience and legacy. To open the bottle, one must "break the bit," a powerful nod to unrestrained freedom.
- **Premium Aesthetic**: Featuring a sleek silhouette and an embossed logo, the bottle embodies modern luxury while honoring our storied heritage.
- **Bases Denoting Quality**: Copper, silver, and gold bases, signify different SKUs, ensuring a premium feel across our product line and conveying craftsmanship and attention to detail.

- **Artisanally Inspired**: Our bottles represent more than packaging—they're collectible pieces designed to stand out on any shelf or bar cart, reflecting the timeless appeal of bourbon.

We aim to elevate bourbon through:

- **4-5 Year Aged Bourbon**
- **High Rye Bourbon**
- **Master Distiller Blend**

Each bottle tells a story, designed to resonate with collectors and newcomers alike.

"... artisanally crafted products allow consumers to engage with a brand's story, its heritage and the craftsmanship that comes with it. That story, plus the labor behind its production, is reflected in the price.- consumers are buying the brand story."

- Distilled Spirits Council


CRAFTED TO WIN AWARDS AND ACCOLADES
PLATINUM
DOUBLE GOLD
GOLD
SILVER
BRONZE

We’re entering premier tasting competitions to prove our whiskey stands shoulder-to-shoulder with the industry’s best.

These awards are about more than bragging rights; they affect a product’s popularity on the shelf.

Awards aren’t just accolades—they shape consumer trust and drive sales.

PATHWAY TO A BILLION DOLLARS



OUR PIECE OF THE $29 BILLION DOLLAR PIE
THE WHISKEY CATEGORY IS TRENDING UP & PREMIUM SPIRITS ARE DOMINATING THE MARKET
6TH FASTEST GROWING SUPER- PREMIUM PLUS SPIRIT IN THE US
5% EXPECTED CATEGORY GROWTH BY 2032!
THAT'S $29B BY 2032
AMERICAN WHISKEY IS LEADING GLOBAL CATEGORY GROWTH:
53% OF CATEGORY SALES
10% REVENUE GROWTH (ACCORDING TO 2022 DATA)
$91B REVENUE BY 2028
PREMIUM SPIRITS ARE DOMINATING THE MARKET
6TH FASTEST GROWING SUPER- PREMIUM PLUS SPIRIT IN THE US: WHISKEY
Key Drivers:
• product diversity
• strong reasons to buy
• powerful brand leaders with high levels of badge value
+23% SALES GROWTH

*Future projections are not guaranteed.

BOURBON IS A BILLION DOLLAR INDUSTRY

Bourbon is poised for a cultural breakthrough. Once reserved for tradition, its versatility and craftsmanship makes it the perfect choice for a new generation of luxury seekers. UNBRIDLED is capturing this market shift, targeting affluent trendsetters who value bold taste and exclusivity. With the US market projected to reach $29 Billion and the global whiskey market projected to exceed $90 billion by 2028, we're positioned to lead the charge in redefining bourbon's place in celebrations, collections, and everyday moments of excellence.

Demand for premium spirits skyrocketing; UNBRIDLED is perfectly positioned to capitalize on two massive trends:

- **Premiumization**: Modern consumers are spending more on high-quality, small-batch spirits with unique backstories.
- **Cultural Shifts**: A growing number of drinkers value authenticity and brands that align with their values—UNBRIDLED does both.

Unlike legacy brands, we bring a fresh, inclusive perspective to an industry that's ripe for disruption.

TARGETING THE AFFLUENT & ASPIRING AFFLUENT

- 35% (21M) of US consumers making over $100K prefer drinking spirits.
- 10% (2M) of US consumers consume whiskey multiple times per month.
- 25% (500k) of US consumers who request "whiskey" on premise

The wedge of acquisition is the 1% of consumers who prefer spirits and have a typical monthly consumption assumption of 1 bottle a month; once conversion happens to preference of UNBRIDLED, the brand will achieve sales of over 100,000 cases in less than 10 years.

Size Of Prize : $1B Valuation IN LESS THAN 10 YEARS


MARKET + OCCASIONS
TARGET LAUNCH MARKETS
CHICAGO | ATL | HOUSTON/ DALLAS
WHERE WE'LL FIND OUR DYNAMIC DISRUPTORS FOR THE 'FREE SPIRIT' OCCASION
• DINNER PARTIES
• FRIENDS NIGHT
• HIGH ENERGY NIGHT AT CLUB/LOUNGE
• NIGHTS SPENT AT HOME
• DATE NIGHT
• FRIEND OUTINGS
• GRADUATION
• HIGH PROFILE EVENT
• LANDING THE FIRST SALARIED JOB OUT OF UNIVERSITY
• THE SUCCESSFUL LAUNCH OF A PROJECT
• CLOSING ON A HOME
• ENGAGEMENT
• HAVING A BABY
• THE OPPORTUNITY TO SHARE KNOWLEDGE WITH A MENTEE OR BRING SOMEONE INTO THE FOLD

Bourbon's timeless character enhances celebrations and brings people together, transforming everyday moments into unforgettable memories. With UNBRIDLED, we're crafting more than whiskey—we're creating a cultural shift, one glass at a time.

WE DID OUR RESEARCH --- WHISKEY DRINKERS ARE SKEWING YOUNGER...AND MORE DIVERSE

- 39% of Whiskey drinkers are aged between 21 and 39 years old (vs. 17% 55+)

- **Black** consumers are the most likely to prefer spirits like whiskey over beer or wine but under index in category making up only 9% of the category (while they make up 13% of the US population)
- The category is booming with a 6.34% CAGR (**Forbes**), driven by Millennials craving unique tastes (Mintel) and Gen Z category engagement
- Mintel finds Black consumers prioritize brand over spirit type, urging tailored branding
- Whiskey enthusiasts, value hype and exclusivity over loyalty (per Two-Nineteen blog)

MULTI-PRONG APPROACH TO MARKET LAUNCH



ROUTE TO MARKET SNAPSHOT
MEDIA CAMPAIGNS: LAUNCHING TARGETED MEDIA CAMPAIGNS TO GENERATE LOCAL BUZZ STRATEGIC NOTES/PODCASTS INTEGRATIONS/INFLUENCER PARTNERSHIPS
STRATEGIC FOCUS: PRIORITIZE DTC CHANNELS WHILE BUILDING A STRONG ON-PREMISE PRESENCE AND SELECTIVE RETAIL AVAILABILITY.
ON-PREMISE PRESENCE: HEAVY FOCUS WITH EXPERIENTIAL ACTIVATIONS
SECONDARY MARKETS: TO BE IMPACTED BY BUSINESS RELATIONSHIPS AND AD-TARGETED BY DTC PLATFORMS FOR INCREASED VISIBILITY AND FUTURE PENETRATION.
RETAIL PRESENCE: SELECT BOUTIQUE RETAIL STORES
DISTRIBUTION: INITIAL GEOGRAPHIC SEGMENTATION INCLUDES KEY MARKETS SUCH AS ATLANTA, DC, HOUSTON/DALLAS, AND CHICAGO
DTC PIPELINE: STRONG EMPHASIS/ IN PARTNERSHIP WITH LEADING DTC PARTNER
TRADE SHOWS & TASTING COMPETITIONS : PARTICIPATING IN INDUSTRY EVENTS TO BUILD BRAND AWARENESS & WIN COMPETITIONS TO CREATE CREDIBILITY
EXPERIENTIAL ACTIVATION: CREATING UNIQUE, ENGAGING EXPERIENCES FOR CUSTOMERS

UNBRIDLED's multi-prong approach ensures rapid adoption and scalability:

- **On-Premise Integration -** Secure placements in premium bars and lounges to position UNBRIDLED as a luxury staple, boosting visibility and brand credibility.
- **Limited-Edition Drops -** Create urgency with exclusive, collectible SKUs and collaborations, tapping into consumer desire for rarity and uniqueness.
- **Awards Strategy -** Enter top whiskey competitions to secure industry recognition, boost visibility, and gain credibility in the competitive spirits market.
- **Media Campaigns -** Craft dynamic media campaigns to increase brand awareness, storytelling, and drive consumer excitement across digital and traditional channels.
- **Trade Marketing -** Implement in-store activations and point-of-sale promotions to enhance visibility, support retail partners, and drive sales growth.
- **Direct-to-Consumer Focus** - Leverage the $11B DTC market to engage luxury buyers directly, creating an exclusive online experience and strengthening brand loyalty.

MARKETS THAT OVER INDEX IN TARGET + WHISKEY CONSUMPTION


MARKET STRATEGY
TARGET MARKETS IN SCALED APPROACH
LAUNCH - CHICAGO | HOUSTON/ DALLAS
PHASE II - ATL
PHASE III - NJ
Case Allocation by Market and Channel
2025:
2,000 CASES
2026:
5,000 CASES
2027:
10,000 CASES
2028:
30,000 CASES
CHANNEL SPLIT FOR 2025 (REFLECTIVE OF A 60/40 SPLIT)
TOTAL BOTTLES: 2000 CASES × 12 BOTTLES PER CASE = 24,000 BOTTLES
ON PREMISE/RETAIL (60%): 14,400 BOTTLES (1100 CASES)
DIRECT TO CONSUMER (40%): 9,600 BOTTLES (800 CASES)
*100 CASES FOR GIFTING/SAMPLING

*Future projections are not guaranteed.

WHAT MAKES US SPECIAL

- **Black-Owned Excellence**: We are reclaiming bourbon's heritage while celebrating Black entrepreneurs in the spirits industry.
- **Luxury Reimagined**: From our design to our taste, every element of UNBRIDLED redefines what bourbon can be.
- **Inclusive Innovation**: Bourbon for every occasion, every moment, and every celebration.

READY, SET, LAUNCH ▯ 2025



YEAR 1 ROADMAP /MILESTONES
AUGUST 2024
FINALIZE PRODUCTION & OPERATIONS PARTNER
SEPTEMBER 2024
SAMPLES OF LIQUID RECEIVED
OCTOBER 2024
QUALITATIVE STUDY OF INITIAL BRAND ASSETS & POSITIONING TO CONFIRM OR RE-ASSESS
NOVEMBER 2024
LIQUID FORMULA FINALIZED
BOTTLE DESIGN/ LABEL DESIGN / SHIPPER DESIGN/ FINALIZED
DECEMBER 2024
APPLY FOR FEDERAL PERMIT
JANUARY 2025
FEDERAL PERMIT IN HAND
SAMPLE BOTTLES RECEIVED
FEBRUARY 2025
MARKETING CAMPAIGN PRODUCTION
MARCH 2025
BOTTLE PRODUCTION COMPLETED/ BRAND CAMPAIGN MATERIALS READY TO LAUNCH/
APRIL 2025
SUBMISSION FOR SAN FRANCISCO WORLD SPIRITS COMPETITION
MAY 2025
UNBRIDLED LAUNCH
SAN FRANCISCO WORLD SPIRITS COMPETITION RESULTS
JUNE 2025
FATHER'S DAY + SUMMER TAKEOVER CAMPAIGN LAUNCH
JULY 2025
SINGAPORE WORLD SPIRITS COMPETITION & RESULTS
AUGUST 2025
UK CHAMPIONS LEAGUE/EPL SEASON KICKOFF- LAUNCH UNBRIDLED / YEAR 2 PRODUCTION BEGINS
SEPTEMBER 2025
NEW YORK WORLD SPIRITS COMPETITION & RESULTS
OCTOBER 2025
50% CASE GOAL DEPLETION/ HOLIDAY CAMPAIGN LAUNCH
DECEMBER 2025
HOLIDAY CAMPAIGN SUSTAIN
MARCH 2026
75%-100% CASE GOAL DEPLETION/ BHM CAMPAIGN LAUNCH
MARCH 2026
MAY 2026
UNBRIDLED 1 YEAR ANNIVERSARY

*Future projections are not guaranteed.

PATH TO MARKET: BUILDING MOMENTUM FOR LAUNCH

UNBRIDLED is executing a clear and strategic roadmap to position itself as a premium bourbon brand. In the next 6–12 months, our milestones include:

- **Finalize Production & Design** (Q4 2024): Secure production partnerships, finalize liquid formula, and design bottle, labels, and packaging.
- **Regulatory Milestones** (Q4 2024–Q1 2025): Apply for and secure federal permits and receive initial sample bottles.
- **Marketing & Production** (Q1–Q2 2025): Complete bottle production and launch an integrated marketing campaign.
- **Major Competitions** (Q2–Q4 2025): Submit and compete in globally recognized spirits competitions to establish credibility and visibility.

- **Product Launch** (May 2025): Enter market with targeted campaigns, driving premium brand positioning.

By late 2025, UNBRIDLED will solidify its market presence through case depletion goals, holiday campaigns, and continued product expansion.

*Future projections are not guaranteed.

THE TIME TO INVEST IS NOW -- Join Us in Redefining Bourbon. Invest in UNBRIDLED today and be part of a movement that honors heritage, celebrates excellence, and inspires future generations.